Monthly Report - May, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          649,678       22,584,538
Change in unrealized gain (loss) on open            3,034,153      (3,249,322)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.       (119,481)           74,830
      Treasury obligations
Interest Income 			               67,011          289,460
Foreign exchange gain (loss) on margin deposits     (108,115)          103,402
				                 ------------    -------------
Total: Income 				            3,523,246       19,802,908

Expenses:
   Brokerage commissions 		              982,651        5,070,825
   Management fee 			               36,001          179,603
   20.0% New Trading Profit Share 	               59,448          322,328
   Custody fees 		       	                    0            9,564
   Administrative expense 	       	               95,526          487,056
					         ------------    -------------
Total: Expenses 		                    1,173,626        6,069,376
Net Income(Loss)			   $        2,349,620       13,733,532
for May, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (178,793.594    $     5,781,663    205,459,642    211,241,305
units) at April 30, 2016
Addition of 		 	          2,718        448,480        451,198
346.434 units on May 1, 2016
Redemption of 		 	              0    (1,933,018)    (1,933,018)
(1,665.706) units on  May 31, 2016*
Net Income (Loss)               $        92,494      2,257,126      2,349,620
for May, 2016
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2016
(177,525.120 units inclusive
of 50.798 additional units) 	      5,876,875    206,232,230    212,109,105
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2016 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.06% 	   6.28%  $    1,160.48	  160,323.728 $   186,052,508
Series 2       1.15% 	   6.54%  $    1,454.63	        6.799 $         9,890
Series 3       1.16% 	   6.62%  $    1,475.31	   14,403.449 $    21,249,613
Series 4       1.60% 	   9.14%  $    1,718.68	    2,791.144 $     4,797,094

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				June 13, 2016
Dear Investor:


The Trust was profitable in May as gains from trading interest rate, stock index, metal and grain futures outweighed the losses from trading energy futures and currency forwards. Soft commodity and livestock futures were nearly flat.

Long positions in German, French, Italian, British, Australian, Canadian and Japanese note and bond futures were profitable as sluggish growth and subdued inflation pointed to continued monetary policy ease from the ECB, Bank of Japan, Bank of England et al. On the other hand, Federal Reserve officials provided multiple warnings that a further tightening of U.S. policy was in the offing, assuming upcoming growth and inflation data improved as expected. Consequently, long positions in U.S. note and bond futures and short term interest rate futures posted losses that reduced the overall sector gain.

Signs of a second quarter growth rebound in the U.S. led to profits on long positions in U.S. and Canadian stock index futures. A short vix trade and a short position in Chinese H-shares were also profitable. These gains were partially offset by losses on short positions in Japanese, South African, French and the Euro Stoxx indices. A long Hong Kong index trade was also unprofitable.

Long positions in soybeans and soybean meal were profitable as bad weather in Brazil and Argentina underpinned prices. Meanwhile, a short corn trade posted a loss and was closed.

Short gold, silver, copper, zinc and palladium trades were slightly profitable.

Trading of crude oil and crude oil products was fractionally unprofitable.

FX markets were unsettled during May with the U.S. dollar declining early on before recovering as the prospects for a near term Fed rate hike increased. Long dollar positions against the Aussie dollar, pound sterling, euro, yen, Korean won and Swiss franc were profitable. Still, slightly larger losses were suffered on short dollar trades versus the currencies of Brazil, Columbia, Mexico, Israel, Poland, Russia, South Africa and New Zealand.



   				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman